

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2026

Elizabeth Muller
President and Chief Executive Officer
DEEP FISSION, INC.
2001 Addison Street
Suite 300
Berkeley, California 94704

> **Re: DEEP FISSION, INC.**
> **Registration Statement on Form S-1**
> **Filed February 17, 2026**
> **File No. 333-293510**

Dear Elizabeth Muller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Albert Vanderlaan